Exhibit 99.1

monday.com Expands Global Leadership Team with Appointment of CRO

Casey George joins monday.com to scale its go-to-market strategy and accelerate enterprise adoption

New York and Tel Aviv – April 3, 2025 — monday.com Ltd. (NASDAQ: MNDY) (“monday.com”), the multi-product platform that runs all core aspects of work, today announced Casey George's appointment as Chief Revenue Officer (CRO), effective May 15, 2025. George will report to co-founders and co-CEOs Roy Mann and Eran Zinman and be based out of monday.com’s North America headquarters in New York City.

George is a go-to-market (GTM) leader with nearly 30 years of experience scaling companies in evolving tech landscapes. Previously, George was the Executive Vice President of Global Sales at Qlik, a leading data and analytics cloud company, where he led global revenue operations, extended its market footprint, and was responsible for $1.3B in ARR and over 1,000 employees across sales, channels and alliances, operations, and GTM. He joined Qlik through its acquisition of Talend, a data integration software company, where he served as CRO and helped lead GTM alignment and deepen relationships with the company’s partner network. Before Talend, George was the Senior Vice President and General Manager at Verint, a global leader in customer engagement, and held several leadership roles during his over two-decade tenure at IBM, with the latest being General Manager of the company's North American cybersecurity business.

As CRO at monday.com, George will lead the company’s next phase of growth, specifically within the enterprise market, and oversee the CRO organization and revenue strategy. His appointment comes after a strong fiscal year 2024, where monday.com made significant strides in reinforcing its leadership position and innovating to meet evolving customer needs. This success is largely attributed to the evolution of the company’s GTM strategy, which has shifted from performance marketing to a hybrid approach that combines marketing, sales, and partnerships to drive growth across all market segments. In 2025, monday.com will continue to build on this strategy and expects to grow headcount by 30 percent, with heavier investments to build out the sales teams.

“monday.com’s momentum is stronger than ever and I’m looking forward to expanding the company’s reach into larger enterprises, creating deeper customer relationships, and accelerating our success in new markets,” said George. “Together, with the incredible talent at monday.com, we will continue to innovate and empower businesses worldwide to work more effectively.”

“Casey’s track record of building out enterprise sales and partner functions, alongside his ability to drive growth in a variety of business environments, makes him a strong addition to our team,” said Mann and Zinman. “The strong progress we’ve made in building out our GTM strategy in recent years is only the beginning. We are confident that Casey’s leadership will bring immense value to the CRO organization and help fuel the next phase of growth at monday.com.”

About monday.com:
The monday.com Work OS is a low-code/no-code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by approximately 245,000 customers across more than 200 industries and in over 200 countries and territories.

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Media Relations contact:
Julie Case
julieca@monday.com